# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADI GLOBAL DISTRIBUTION INC., CIK 0002105139
CUSIP: 001026103
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 275 Broadhollow Rd., Suite 400, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002044245

## Reporting persons
- CD&R Channel Holdings II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 16,739,161; sole dispositive power 0; shared dispositive power 16,739,161; aggregate amount beneficially owned 16,739,161 (19.7% of the class)
  Comment: The reported securities represent (i) 9,258,915 shares of common stock, $0.001 par value (the "Common Stock"), that are issuable upon the conversion (based on an initial conversion price of $16.152), at the option of the holder, of 149,550 shares of Series A Cumulative Convertible Participating Preferred Stock (the "Preferred Stock") beneficially owned by the Reporting Person and (ii) 7,480,246 shares of Common Stock directly held by the Reporting Person.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 85,182,113, which is equal to the sum of 75,923,198 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q, filed August 13, 2026, plus 9,258,915 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Persons.
- CD&R Channel Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,258,915; sole dispositive power 0; shared dispositive power 9,258,915; aggregate amount beneficially owned 9,258,915 (10.9% of the class)
  Comment: The reported securities represent 9,258,915 shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $16.152), at the option of the holder, of 149,550 shares of Preferred Stock directly held by the Reporting Person.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 85,182,113, which is equal to the sum of 75,923,198 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q, filed August 13, 2026, plus 9,258,915 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Persons.
- CD&R Investment Associates XII, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 16,739,161; sole dispositive power 0; shared dispositive power 16,739,161; aggregate amount beneficially owned 16,739,161 (19.7% of the class)
  Comment: The reported securities represent (i) 9,258,915 shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $16.152), at the option of the holder, of 149,550 shares of Preferred Stock beneficially owned by the Reporting Person and (ii) 7,480,246 shares of Common Stock directly held by CD&R Holdings II (as defined below).
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 85,182,113, which is equal to the sum of 75,923,198 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q, filed August 13, 2026, plus 9,258,915 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Persons.
- CD&R Associates XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 16,739,161; sole dispositive power 0; shared dispositive power 16,739,161; aggregate amount beneficially owned 16,739,161 (19.7% of the class)
  Comment: The reported securities represent (i) 9,258,915 shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $16.152), at the option of the holder, of 149,550 shares of Preferred Stock beneficially owned by the Reporting Person and (ii) 7,480,246 shares of Common Stock directly held by CD&R Holdings II.
  
  All percentages are calculated using a fraction, the numerator of which is the total number of shares of Common Stock set forth above and the denominator of which is 85,182,113, which is equal to the sum of 75,923,198 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q, filed August 13, 2026, plus 9,258,915 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Persons.

## Item 1. Issuer
Name of issuer: ADI GLOBAL DISTRIBUTION INC.
Address of issuer's principal executive offices: 275 Broadhollow Rd., Suite 400, Melville, NY, 11747

## Item 2. Person Filing
Name of person filing:
This Statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

i) CD&R Channel Holdings II, L.P. ("CD&R Holdings II");
ii) CD&R Channel Holdings, L.P. ("CD&R Holdings");
iii) CD&R Investment Associates XII, Ltd. ("CD&R Holdings GP"); and
iv) CD&R Associates XII, L.P. ("CD&R Associates").
Address of principal business office or, if none, residence: c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

All calculations of percentage ownership herein are based on 75,923,198 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q, filed August 13, 2026, plus 9,258,915 shares of Common Stock issuable upon conversion of Preferred Stock beneficially owned by the Reporting Persons.

The reported securities represent: (i) 9,258,915 shares of Common Stock issuable upon conversion, based on an initial conversion price of $16.152, of 149,550 shares of Preferred Stock directly held by CD&R Holdings and (ii) 7,480,246 shares of Common Stock directly held by CD&R Holdings II.

CD&R Holdings II and CD&R Holdings GP may be deemed to beneficially own the 9,258,915 shares of Common Stock issuable upon conversion of the 149,550 shares of Preferred Stock that are held directly by CD&R Holdings because CD&R Holdings is wholly owned by CD&R Holdings II and CD&R Holdings GP is the general partner of CD&R Holdings II, but each of CD&R Holdings II and CD&R Holdings GP expressly disclaims such beneficial ownership. CD&R Holdings GP may be deemed to beneficially own the 7,480,246 shares of Common Stock that are held directly by CD&R Holdings II because CD&R Holdings GP is the general partner of CD&R Holdings II, but CD&R Holdings GP expressly disclaims such beneficial ownership. CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the reported securities. Such persons expressly disclaim such beneficial ownership.

Investment and voting decisions with respect to the reported securities are made by majority vote of an investment committee of limited partners of CD&R Associates that consists of more than ten individuals, each of whom is also an investment professional of Clayton, Dubilier & Rice, LLC (the "Investment Committee"). CD&R Associates may be deemed to beneficially own the reported securities but expressly disclaims such beneficial ownership. All members of the Investment Committee expressly disclaim beneficial ownership of the reported securities.

The filing of this Statement shall not be deemed an admission of beneficial ownership by any of the Reporting Persons for purposes of Section 13(d) or 13(g), or for any other purpose.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of November 13, 2026, by and among the Reporting Persons.

## Signatures
- CD&R Channel Holdings II, L.P.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary of CD&R Investment Associates XII, Ltd., its general partner (11/13/2026)
- CD&R Channel Holdings, L.P.: /s/ Rima Simson, Rima Simson/Director of CD&R Channel Holdings II GP, Ltd., its general partner (11/13/2026)
- CD&R Investment Associates XII, Ltd.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary (11/13/2026)
- CD&R Associates XII, L.P.: /s/ Rima Simson, Rima Simson/Vice President, Treasurer and Secretary of CD&R Investment Associates XII, Ltd., its general partner (11/13/2026)